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                                                               EXHIBIT 19(b)(1)


                            GEORGE K. BAUM & COMPANY
                               Investment Bankers

Member                                             Twelve Wyandotte Plaza
New York Stock Exchange, Inc.                      120 West 12th Street

Chicago Stock Exchange, Inc.                       Kansas City, Missouri  64105
                               October 25, 1996    Telephone (816) 474-1100

Special Committee of the Board
United Oklahoma Bankshares, Inc.
c/o Mr. Claude Rappaport
Chairman, Special Committee of the Board
1506 Bedford Drive Oklahoma
City, OK  73116

Dear Gentlemen:

         You have asked us to render our opinion as to the fairness, from a financial point of view, to the proposed cash out merger offer of $1,300,000 by Ameribank Corporation ("Ameribank") for all the remaining Preferred Stock ("Preferred") (approximately 11.16%) and Common Stock ("Common") (approximately 38.42%) and of United Oklahoma Bankshares, Inc. (the "Company") not presently owned by Ameribank.

         Our approach as to the fairness of the Ameribank offer was to look at each of the equity pieces separately, for pricing purposes. This was done to see what was "FAIR" for each security.

         To find the value of the Preferred, two methods of value were used (1) liquidation and (2) discounted cash flow at various discount rates. The liquidation method places the highest value of the two methods on the Preferred. As of the June 30, 1996 balance sheet shown in the Form 10-Q filed with the Securities and Exchange Commission ("SEC"), the liquidation value of the Preferred would be $58.35. The $58.35 value per share of Preferred is fair from a financial point of view. This would aggregate to approximately $946,000 for all Preferred not presently owned by Ameribank.

         To find the value of the Common, two methods of value were used (1)
(a) liquidation based on book value and (b) liquidation based on the entity market value and (2) discounted cash flow at various discount rates.

         The discounted cash flow is a little more complicated because of the "rights" of the preferred and the preferred stock's cumulative dividends.
These are the following assumptions used for the discounted cash flow Common value:
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         (1)     The Common does not have any dividend payments for 44 quarters or 11 years;

         (2) The net interest spread used is based on 1995 and 1996 (10-K 1995, page 32) and is 4.45% with provision for loan losses at 0.45% of the prior year's loan portfolio. This produces an average spread on average interest earning assets of approximately 4.64%;

         (3) Interest income grows at approximately 6.95% from the 1995 base;

         (4)     Income tax rate of 25.00% based on 1994 and 1995;

         (5) Net after-tax income grows at approximately 6.50% from the 1995 base;

         (6) In the year 2006, the earnings are projected to be $1,811,000 after tax. This gives the Company an equity value of $24,445,000 based on a multiple of 13.5 times. From this number we need to subtract the Preferred redemption of $8,473,000 for a net of $15,972,000 for the Common, which when discounted back over the period at the differing rates produces the following values:

DISCOUNT RATE         VALUE PER COMMON SHARE            TOTAL COST TO REDEEM
-------------         ----------------------            ---------------------
  25.00%                    $ 0.542                            $ 530,000
  22.50%                      0.677                              660,000
  20.00%                      0.849                              825,000
  17.50%                      1.070                            1,040,000

         Our conclusion as to the Common value exists in the above range. The liquidation value based on book value is negative while the liquidation value based on the entity market value places the value of the Common in the range shown above.

         We find support for the above pricing based on (1) The SNL Pink Quarterly "Pink Sheet" and OTC-BB traded Banks and Thrifts dated September 1996 produced by SNL Securities on a quarterly basis; and
         (2) OTC Time & Sales Report: 1/1/94 - 9/20/96on the Company's common stock produced by Nasdaq Trading & Market Services. The Nasdaq information shows no sale in excess of 9/16 or 56.25c. per share and the last trade on 8/6/96 was at 1/4 or 25c. for 1,399 shares. The first trade listed as of 1/21/94 shows a price of $29.125 per share for 2,500 shares. We called Nasdaq but were told that was the information they had and there was no way to verify it. We assume that price is not correct.

         Using the liquidation value based on the entity market value as well as discounted cash flow, a value of $0.75 per share of Common is fair from a financial point of view. This would aggregate to approximately $730,000 for all Common not presently owned by Ameribank.
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         Based on information supplied by Ameribank, they placed a total entity value range on the Company of $10,382,000 on the high side and $10,216,973 on the low side. Ameribank placed a value of $58.35 for each Preferred share and $0.754 for each Common share. These per share values would put the following total costs on the non-Ameribank owned shares:

                16,205 preferred shares @ $58.35        =     $   945,562

                  972,903 common shares @ $0.754        =         733,569

            Total value for non-Ameribank equity        =     $ 1,679,131

         We find Ameribank's overall value for the Company and each equity piece to be fair from a financial point of view. Our understanding is that, according to the legal counsel for the Special Committee of the Board of Directors of the Company, Mr. Irwin H. Steinhorn, no discounts of any nature may be applied to a cash out merger such as that proposed by Ameribank.

         You can reach me at 816-283-5280.

Respectfully submitted,



GEORGE K. BAUM & COMPANY